

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2017

Chen Schor
President and Chief Executive Officer
resTORbio, Inc.
501 Boylston Street, Suite 6102
Boston, MA 02116

      Re: resTORbio, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Confidentially Submitted December 1, 2017
          CIK No. 0001720580

Dear Mr. Schor:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Company Management and Investors, page 4

1. We note your response to prior comment 1. Please revise this section of the Summary to clarify PureTech's role in founding resTORbio, Inc. as a subsidiary corporation and in conducting business and research efforts involving TORC1 technology over the past three years. In terms of business development, we note, for instance, that your disclosure on page 104 indicates that it was PureTech that conducted the medical survey to assess whether Phase 2a results were clinically meaningful. In addition, your Summary disclosure should clarify your current affiliation with PureTech in terms of ownership,

control and shared resources/operations. To the extent that this affiliation changed in November 2017 as a result of the Series B financing, as suggested by your response, please revise to explain this recent development.

Business
Immunosenescence and Respiratory Tract Infections in the Elderly, page 104

2.   We refer to your revised disclosure regarding the market survey conducted by PureTech Health. Please revise to provide additional details regarding the content of the market survey and its results. Also explain how you determined that the market survey results "suggested" that the Phase 2a trial results were "clinically significant." Also, revise your disclosures here and/or on page 1 so that they are consistent. In this regard, we note that your disclosure on page 1 indicates without explanation or qualification that the trial results were clinically meaningful.

Clinical Development of RTB101 Alone and in Combination with Everolimus, page 108

3.   We refer to your discussion of study results, which include references to p-values. Please explain how these values relate to the FDA's evidentiary standards of efficacy. Refer to prior comment 2.

4.   Please revise to identify who sponsored or conducted each of the referenced preclinical and clinical trials and indicate when such trials were conducted. Also revise your disclosure on page 108 to clarify whether the "previous Phase2a clinical trial" that you reference is the same trial that you discuss under the next sub-heading. If more than one Phase 2a trial for RTB101 were conducted, please revise so that your disclosure addresses both trials.

Transactions With Related Persons, page 155

5.   With reference to page F-15, please tell us where your related party disclosures address the "tranche rights" held by PureTech and Novartis. Also, revise to clarify the current status of these rights.

6.   We note your response to prior comment 11 and continue to evaluate your revised disclosures on page 155 concerning Founders Shares and on page 156 concerning PureTech Health Shared Resources. Please revise to disclose the approximate dollar value of the amount involved in the March 2017 transaction with PureTech. Also tell us whether the date of issuance is the same date as the issuance of the Series A preferred shares.

Principal Stockholders, page 159

7.   Please revise footnote 1 on page 160 to identify the individuals with voting and/or

investment power over the shares.

You may contact Rolf Sundwall at (202) 551-3105 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at (202) 551-8776 or Joe McCann at (202) 551-6262 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Danielle M. Lauzon